SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: UST Global Private Markets Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

225 High Ridge Road

Stamford, Connecticut 06905

Telephone Number (including area code): (800) 647-6972 (Ext. 4497)

Name and address of agent for service of process:

Peter L. Tsirigotis

United States Trust Company, National Association

114 W. 47th Street

New York, New York 10036

            Copies to:

Thomas J. Kelly

Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒    No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Stamford and the State of Connecticut on the 21st day of May, 2007.

UST Global Private Markets Fund, LLC

By:	/s/ David R. Bailin
Name: David R. Bailin
Title: Sole Member